UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pintec Technology Holdings Limited

File No. 333-226188 - CF# 36028

Pintec Technology Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on July 16, 2018, as amended.

Based on representations by Pintec Technology Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20	through April 30, 2020
Exhibit 10.21	through August 30, 2021
Exhibit 10.22	through August 30, 2021
Exhibit 10.23	through August 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary